

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 7, 2010

J. David Flanery
Senior Vice President, Chief Financial Officer and Treasurer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

Re: Papa John's International, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 24, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File No. 000-21660

Dear Mr. Flanery:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michelle V. Lacko
Attorney Advisor